PHONE: (202) 467-0920 FAX: (202) 318-4486 E-MAIL ADDRESS: ncarr@bvcpc.com INTERNET ADDRESS: www.bvcpc.com	BABIRAK, VANGELLOW & CARR, P.C. ATTORNEYS AND COUNSELORS AT LAW 1920 L Street, N.W. Suite 525 Washington, D.C. 20036	Offices Also Located In: Maryland Virginia London, England

July 27, 2005

Stephen Kirkorian, Esq.

Accounting Branch Chief

Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

Guardian Technologies International, Inc.

Form 8-K/A

(File No. 000-28238)

Dear Mr. Kirkorian:

Enclosed for filing is a Form 8-K amendment reflecting certain changes to the Form 8-K of Guardian Technologies International, Inc., a Delaware corporation (the “Company”), that was filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2005.  The enclosed Form 8-K/A is being filed to reflect changes in response to your letter of comment, dated July 25, 2005 (the “Letter of Comment”), and to make certain other changes.   The numbered response set forth below corresponds to the numbered paragraph in your Letter of Comment:

1.

Comment complied with.  See item 4.01, paragraph 6, page 2, of the enclosed Form 8-K/A.

In connection with the enclosed filing, we acknowledge, on behalf of the Company, that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the attached filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding by the Commission or by any person under federal securities laws of the United States.

For your convenience, we have attached to this letter a copy of the Form 8-K/A that has been redlined against the Company’s Form 8-K that was filed on July 20, 2005.  If you have any question regarding the enclosed filing, please feel free to contact the undersigned.

Respectfully submitted,

/s/Neil R. E. Carr

Neil R. E. Carr

Enclosure

29100005.133